Exhibit 3.1

Certificate of Amendment to

Amended and Restated Articles of Incorporation of

The undersigned certify that:

1. They are President and Secretary, respectively, of Aradigm Corporation, a California corporation (the “Corporation”).

2. Article III of the Amended and Restated Articles of Incorporation (the “Articles of Incorporation”) of this corporation is amended to read in full as follows:

“This corporation is authorized to issue two classes of shares of stock to be designated, respectively, “Common Stock” and “Preferred Stock”. The total number of shares that the corporation is authorized to issue is Thirty Million Forty-Five Thousand Seven Hundred Sixty-Five (30,045,765) Twenty-Five Million Forty-Five Thousand Seven Hundred Sixty-Five (25,045,765) shares shall be Common Stock. Five Million (5,000,000 shares shall be Preferred Stock.

The Preferred Stock may be issued from time to time in one or more series. The Board of Directors is hereby authorized to determine and alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of Preferred Stock, and to fix the number of shares of any such series of Preferred Stock and the designation of any such series of Preferred Stock. The Board of Directors within the limits and restrictions stated in any resolution or resolutions of the Board of Directors originally fixing the number of shares constituting any series, may increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series subsequent to the issuance of shares of that series.

Effective as of the Effective Time, as defined in this Certificate of Amendment , each forty (40) outstanding shares of Common Stock of the Corporation shall be combined and converted automatically into one share of Common Stock. In lieu of any fractional shares to which a holder would be otherwise entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of one share of Common Stock (pre-reverse-split), as determined by the Board of Directors of the Corporation. The Common Stock issued in this exchange (post-reverse stock split) shall have the same rights, preferences and privileges as the Common Stock (pre-reverse stock split).”

3. The foregoing amendment of the Articles of Incorporation has been duly approved by the Board of Directors of the Corporation.

4. The foregoing amendment of the Articles of Incorporation has been duly approved by the required vote of shareholders in accordance with Section 902 of the California Corporations Code. The total number of shares of Common Stock of the Company outstanding and entitled to vote for the amendment was 587,252,904 shares. There were no outstanding shares of Preferred Stock. The number of shares voting in favor of the amendment equaled or exceeded the vote required, such required vote being a majority of the outstanding shares.

5. The foregoing amendment of the Articles of Incorporation shall be effective at 12:01 a.m. Eastern Time on May 23, 2014 (the “Effective Time”).

We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.

Date: April 30, 2014

By:	/s/ Igor Gonda
Name: Igor Gonda
Title: President

By:	/s/ Nancy Pecota
Name: Nancy Pecota
Title: Secretary